[redacted]

08000463

RECEIVED

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 24, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Secretarial Audit – Integrity of Capital for the quarter ended December 31, 2007	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	BSE & NSE
2.	Unaudited Financial Results for the quarter ended December 31, 2007	Clause 41 of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 24, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2007 pursuant to Clause 41 of the Listing Agreement.

We may inform that the Board has also decided to publish the unaudited consolidated financial results of the Company for the quarter ended December 31, 2007 and the same is enclosed for your information.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
24 JAN 2008
CONTENTS NOT VERIFIED
SIGN. ....

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2007

(Rs. in crores except per share data)

Sr. No		Particulars	Quarter Ended 31-Dec-07 Unaudited	Quarter Ended 31-Dec-06 Unaudited	% Change	Nine Month 31-Dec-07 Unaudited	Nine Month 31-Dec-06 Unaudited	% Change	Accounting Year Ended 31-Mar-07 Audited
1		Income from Operations	1,134.56	425.18	167%	3,157.98	1,317.88	140%	2,139.56
2		Other Miscellaneous Income	21.01	10.87		126.50	11.22		18.30
3		Total Income (1+2)	1,155.57	436.05		3,284.48	1,329.10		2,157.86
4		Total Expenditure							
	a	Increase / decrease in stock in trade and work in progress	-	-		-	-		-
	b	Consumption of raw materials	-	-		-	-		-
	c	Purchase of traded goods	-	-		-	-		-
	d	Employee Cost	95.55	37.46		253.72	98.75		147.22
5	e	Depreciation	9.38	4.21		22.01	8.20		13.96
	f	Other expenditure	360.60	145.37		979.04	355.58		559.17
	g	Professional Fees							
	h	Provision for Diminution on Investment							
	h	Premium paid on Reinsurance Ceded	221.21	98.97		592.86	298.38		410.10
	i	Claims Incurred	187.49	32.12		445.30	90.52		173.18
		Total	874.23	318.13		2,292.94	851.43		1,303.64
5		Interest	134.18	11.05		225.20	22.81		42.69
6		Exceptional Items							
7		Profit (+) / Loss (-) from Ordinary Activities before Tax (3) - (4+5+6)	147.17	106.88		766.34	454.87		811.52
8		Tax expenses							
		Current Tax (including Fringe Benefit Tax)	29.41	17.59		116.14	65.33		105.37
		Deferred Tax	1.70	(0.10)		13.50	(0.35)		6.65
9		Net Profit (+) / Loss (-) from Ordinary Activities after Tax (7-8)	116.06	89.39		636.71	389.89		699.51
10		Extraordinary Items (Net of tax expenses Rs.-_)	-	-		-	-		0.22
11		Net Profit (+) / Loss (-) for the period(9-10)	116.06	89.39		636.71	389.89		699.72
12		Share of Profit / (Loss) of Associates	2.09	2.78		6.77	7.32		3.49
12		Net Profit (+) / Loss (-) for the period(9-10)	118.15	92.17	28%	643.47	397.21	62%	703.21
13		Paid-up equity Share Capital							
		Equity Share of Rs.10 each	246.16	224.46		246.16	224.46		246.16
14		Earning Per Share (EPS)							
		Basic and diluted EPS before extraordinary items for the period , for the year to date and for the previous year (not to be annualised)							
		Basic	4.86	4.11		26.06	17.77		30.73
		Fully Diluted	4.86	3.75		26.06	16.20		30.73
		Basic and diluted EPS after extraordinary items for the period , for the year to date and for the previous year (not to be annualised)							
		Basic	4.86	4.11		26.06	17.77		30.73
		Fully Diluted	4.86	3.75		26.06	16.20		30.73

CONSOLIDATED SEGMENT REPORTING
FOR THE QUARTER / HALF ENDED DECEMBER 31, 2007

(Rs. in crores except per share data)

Sr No	Particulars	Quarter Ended 31-Dec-07 Unaudited	Quarter Ended 31-Dec-06 Unaudited	Nine Months Ended 31-Dec-07 Unaudited	Nine Months Ended 31-Dec-06 Unaudited	Accounting Year Ended 31-Mar-07 Audited
1	Segment Revenue					
a	Finance & Investments	260.74	121.92	1,111.71	477.17	900.00
b	Asset Management	123.13	51.33	269.79	139.57	203.75
c	General Insurance	633.09	263.54	1,701.70	713.35	1,055.85
d	Consumer Finance	138.62	-	201.28	-	-
		1,155.58	436.79	3,284.48	1,330.09	2,159.61
	Less: Inter segment	-	(0.75)	-	(0.99)	(1.75)
	Net Sales	1,155.58	436.04	3,284.48	1,329.10	2,157.86
2	Segment Results					
a	Finance & Investments	159.85	85.30	754.61	374.47	737.36
b	Asset Management	28.21	26.77	85.05	79.86	71.92
c	General Insurance	(53.20)	(5.21)	(73.50)	0.53	2.24
d	Consumer Finance	15.39	-	20.92	-	-
	Total	150.25	106.86	787.07	454.86	811.52
	Less : Unallocated expenses	(3.10)	-	(20.73)	-	-
	Profit before Tax	147.15	106.86	766.34	454.86	811.52
3	Capital Employed					
a	Finance & Investments	5,210.17	4,399.23	5,210.17	4,399.23	4,930.55
b	Asset Management	206.76	118.38	206.76	118.38	112.42
c	General Insurance	397.07	153.37	397.07	153.37	259.40
d	Consumer Finance	117.07	-	117.07	-	-
	Total	5,931.07	4,670.98	5,931.07	4,670.98	5,302.38

NOTES:

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Capital Asset Management Ltd., Reliance Capital Trustee Co. Ltd., Reliance General Insurance Company Ltd., Reliance Gilts Ltd., Reliance Venture Asset Management Pvt. Ltd.,Reliance Capital Research Pvt. Ltd., Reliance Technology Ventures Pvt. Ltd, Reliance Money Express Private Limited (Formerly called Travelmate Services (India) Ltd) ,Medybiz Pvt. Ltd., Net Logistics Pct. Ltd., Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd., Reliance Capital Asset Management (UK) Plc. and Reliance Capital Market Pvt.Ltd.

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Pvt. Ltd., Reliance Land Pvt. Ltd., Ammolite Holdings Ltd., Reliance Asset Reconstruction Co. Ltd.

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 As per Accounting Standard (AS 17), issued by Institute of Chartered Accountants of India, the Company has reported segment information. on the consolidated basis including business conducted through its subsidiaries.

3 The reportable segments are further described below:
a) Finance & Investment
b) Asset Management
c) General Insurance
d) Consumer Finance

4 Since all the operations of the Company are conducted within India, there is no separate reportable geographical segment.

5 The figures for the corresponding year have been restated wherever necessary to make them comparable.

for RELIANCE CAPITAL LIMITED

Place: Mumbai
Dated: January 24, 2008

Anil D. Ambani
Chairman

TIME : 24/01/2008 13:36
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE,TIME	24/01 13:35
FAX NO./NAME	922723121
DURATION	00:01:02
PAGE(S)	03
RESULT	OK
MODE	STANDARD ECM

Consolidated (BSE)

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 24, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2007 pursuant to Clause 41 of the Listing Agreement.

In continuation to our letter dated January 16, 2008, we wish to inform you that at the Board Meeting held today, i.e. January 24, 2008, the Board of Directors have approved for release, the enclosed Unaudited Financial Results of the Company for the quarter ended December 31, 2007.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
24 JAN 2008
CONTENTS NOT VERIFIED
SIGN

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTH ENDED DECEMBER 31, 2007

(Rs. in crores except per share data)

Sr. No.		Particulars	Quarter Ended 31-Dec-07 Unaudited	Quarter Ended 31-Dec-06 Unaudited	% Change	Nine Months Ended 31-Dec-07 Unaudited	Nine Months Ended 31-Dec-06 Unaudited	% Change	Year Ended 31-Mar-07 Audited
1		Income from Operations	372.51	121.24	207%	1269.91	476.31	167%	883.65
2		Other Miscellaneous Income	2.95	0.00		10.59	0.18		0.21
3		Total Income (1+2)	375.46	121.24		1280.50	476.49		883.86
4		Total Expenditure							
	a	Increase / decrease in stock in trade and work in progress	-	-		-	-		-
	b	Consumption of raw materials	-	-		-	-		-
	c	Purchase of traded goods	-	-		-	-		-
	d	Employee Cost	30.12	12.79		91.49	36.85		45.30
	e	Depreciation	4.16	1.77		10.60	4.70		7.07
	f	Other expenditure	35.86	10.56		120.77	37.92		47.86
	g	Professional Fees	17.15	-		25.72	-		7.82
	h	Provision for Diminution on Investment/assets	-0.47	-		69.60	-		-
	i	Total	86.82	25.12		318.18	79.47		108.05
5		Interest	133.15	11.05		224.11	22.80		42.63
6		Exceptional Items	-	-		-	-		-
7		Profit (+) / Loss (-) from Ordinary Activities before Tax (3) - (4+5+6)	155.49	85.07		738.21	374.23		733.18
8		Tax expenses							
		Current Tax (including Fringe Benefit Tax)	17.75	12.50		84.75	40.00		78.00
		Deferred Tax	2.50	0.00		14.50	0.00		9.00
9		Net Profit (+) / Loss (-) from Ordinary Activities after Tax (7-8)	135.24	72.57		638.96	334.23		646.18
10		Extraordinary Items (Net of tax expenses Rs.___-___)	-	-		-	-		-
11		Net Profit (+) / Loss (-) for the period(9-10)	135.24	72.57	86%	638.96	334.23	91%	646.18
12		Paid-up equity Share Capital							
		Equity Share of Rs.10 each	246.16	224.46		246.16	224.46		246.16
13		Reserves excluding revaluation reserves as per balance sheet of previous accounting year							5,015.65
14		Earning Per Share (EPS)							
	a.	Basic and diluted EPS before extraordinary items for the period , for the year to date and for the previous year (not to be annualised)							
		Basic	5.68	3.24		26.01	14.96		28.39
		Fully Diluted	5.68	2.95		26.01	13.64		28.39
	b.	Basic and diluted EPS after extraordinary items for the period , for the year to date and for the previous year (not to be annualised)							
		Basic	5.68	3.24		26.01	14.96		28.39
		Fully Diluted	5.68	2.95		26.01	13.64		28.39
15		Public shareholding							
		- Number of Shares	11 49 38 190	11 58 87 700		11 49 38 190	11 58 87 700		11 63 25 104
		- Percentage of shareholding	46.79%	51.75%		46.79%	51.75%		47.36%

SEGMENT REPORTING
FOR THE QUARTER ENDED DECEMBER 31, 2007

(Rs. in crores except per share data)

Sr No	Particulars	Quarter Ended 31-Dec-07 Unaudited	Quarter Ended 31-Dec-06 Unaudited	Nine Months Ended 31-Dec-07 Unaudited	Nine Months Ended 31-Dec-06 Unaudited	Accounting Year Ended 31-Mar-07 (Audited)
1	Segment Revenue					
a	Finance & Investments	236.84	121.24	1,079.22	476.49	883.86
b	Consumer Finance	138.62	-	201.28	-	-
		375.46	121.24	1,280.50	476.49	883.86
	Less: Inter segment	-	-	-	-	-
	Net Sales	375.46	121.24	1,280.50	476.49	883.86
2	Segment Results					
a	Finance & Investments	143.20	85.07	738.02	374.23	733.18
b	Consumer Finance	15.39	-	20.92	-	-
	Total	158.59	85.07	758.94	374.23	733.18
	Less : Unallocated expenses	(3.10)	-	(20.73)	-	-
	Profit before tax	155.49	85.07	738.21	374.23	733.18
3	Capital Employed					
a	Finance & Investments	5,679.73	4,504.49	5,679.73	4,504.49	5,161.23
b	Consumer Finance	117.07	-	117.07	-	-
	Total	5,796.79	4,504.49	5,796.79	4,504.49	5,161.23

Notes

1 The figures for the corresponding quarter/ year have been restated wherever necessary to make them comparable.

2 As per Accounting Standard (AS 17), issued by Institute of Chartered Accountants of India, the Company has reported segment information.

3 The number of investor complaints pending as on October 1, 2007 were NIL, the complaints received during the period October 1, 2007 to December 31, 2007 were 375, the complaints resolved during the period were 375 and pending unresolved as of December 31, 2007

4 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to "Limited Review" by the Auditors of the Company.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on January 24, 2008 approved the above results and its release.

for RELIANCE CAPITAL LIMITED

Anil D. Ambani
Chairman

Place: Mumbai
Dated: January 24, 2008

TIME : 24/01/2008 13:08
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE,TIME	24/01 13:07
FAX NO./NAME	922723121
DURATION	00:00:56
PAGE(S)	03
RESULT	OK
MODE	STANDARD ECM

Standalone (BSE)

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 24, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2007 pursuant to Clause 41 of the Listing Agreement.

We enclose herewith the media release of the Company for the quarter ended December 31, 2007 for your information.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
24 JAN 2008
CONTENTS NOT VERIFIED
SIGN. ....

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

MEDIA RELEASE

RELIANCE CAPITAL REPORTS NET PROFIT OF RS.135 CRORES (US$ 34 MILLION) FOR THE QUARTER – AN INCREASE OF 86%

RELIANCE CAPITAL REPORTS TOTAL INCOME OF RS.376 CRORES (US$ 95 MILLION) FOR THE QUARTER – AN INCREASE OF 210%

RELIANCE CAPITAL REPORTS TOTAL INCOME OF RS. 1,281 CRORES (US$ 317 MILLION) FOR NINE MONTHS – AN INCREASE OF 169%

RELIANCE CAPITAL REPORTS NET PROFIT OF RS.639 CRORES (US$ 158 MILLION) FOR NINE MONTHS – AN INCREASE OF 91%

TOTAL ASSETS OF RS. 12,364 CRORES (US$ 3.1 BILLION)

NET WORTH OF RS. 5,797 CRORES (US$ 1.5 BILLION) – RANKS AMONG THE TOP 3 INDIAN PRIVATE SECTOR FINANCIAL SERVICES GROUPS

Mumbai, January 24, 2008: Reliance Capital Limited (RCL) today announced its unaudited financial results for the nine months ended December 31, 2007. The performance highlights are:

<u>Standalone – Quarter</u>

- **Total Income of Rs 376 crores** (US$ 95 million), against Rs.121 crores in the corresponding previous period, **an increase of 210%**
- **Net Profit of Rs 135 crores** (US$ 34 million), against Rs.73 crores in the corresponding previous period, **an increase of 86%**
- **Earning per share (EPS) of Rs 5.68** (US$ 0.14), against Rs.2.95 in the corresponding period previous year, **an increase of 93%**
- **Total Assets of the company stood at Rs 12,364 crores** (US$ 3.1 billion)

<u>Standalone – Nine months</u>

- **Total Income of Rs 1,281 crores** (US$ 317 million), against Rs 477 crores in the corresponding previous period, **an increase of 169%**
- **Net Profit of Rs 639 crores** (US$ 158 million), against Rs 334 crores in the corresponding previous period, **an increase of 91%**
- **Earning per share (EPS) of Rs 26.01** (US$ 0.64), against Rs 13.64 in the corresponding period previous year, **an increase of 91%**

<u>Consolidated – Quarter</u>

- **Total income of Rs 1,156 crores** (US$ 293 million), against Rs 436 crores in the corresponding period, **an increase of 165%**

- **Net profit of Rs 118 crores** (US$ 30 million), against Rs 92 crores in the corresponding period, **an increase of 28%**

- **Earnings per share of Rs 4.86** (US$ 0.12) as against Rs 3.75 in the corresponding period, **an increase of 28%**

Consolidated – Nine months

- **Total income of Rs 3,284 crores** (US$ 813 million), against Rs 1,329 crores in the corresponding period, **an increase of 147%**

- **Net profit of Rs 643 crores** (US$ 159 million), against Rs 397 crores in the corresponding period, **an increase of 62%**

- **Earnings per share of Rs 26.06** (US$ 0.65), against Rs 16.20 in the corresponding period, **an increase of 61%**

Net worth:

As on December 31, 2007, the **net worth of the company stood at Rs 5,797 crores (US$ 1.5 billion)**.

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company has a debt equity ratio of 1.03 as on December 31, 2007, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

Operational Review:

As on December 31, 2007, the **total assets of the company stood at Rs 12,364 crores (US$3.1 billion)**.

The investment portfolio as on December 31, 2007, amounted to Rs 3,609 crores (US$ 916 million), at cost.

The company has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM)

The **assets under management**, increased to **Rs 80,779 crores (US$ 20.5 billion)** as on December 31, 2007 from Rs 36,929 crores as on December 31, 2006, **an increase of 119%.** RMF is the largest mutual fund in the country. The number of investors increased to nearly **44 lakhs** as on December 31, 2007, highest amongst the private sector mutual funds.

The **net profit of RCAM was Rs.56 crores (US$ 14 million)** for the nine months ended December31, 2007, after providing for a one-time expense borne by RCAM, towards the launch of a new fund offering.

Reliance Life Insurance

The **New Business Premium Income** was **Rs 1,387 crores (US$ 343 million)** for the nine months as against Rs .416 crores in the corresponding previous period, **an increase of 234%.**

Reliance Life offers 23 products, of which 18 are targeted at individuals and 5 at group business. Reliance Life is committed to attaining leadership rankings in the industry within the next few years.

Reliance General Insurance

Gross Direct Premium for the nine months ended December 31, 2007 was **Rs 1,524 crores (US$ 377 million)** as against Rs. 611 crores in the corresponding previous period, **an increase of 149%.**

Reliance General Insurance (RGI) offers auto insurance, health insurance, home insurance, property insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

Reliance Money

Reliance Money formally commenced operations in April 2007. Reliance Money has **385,000 customers** and **distribution network of 4,400 outlets** in over **3,500 locations.**

Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments and credit cards.

Reliance Consumer Finance

Reliance Consumer Finance commenced operations in May 2007 and has disbursed loans of **Rs.3,730 crores (US $ 946 million)** till December 31, 2007.

Reliance Consumer Finance marks the entry of Reliance Capital into the expanding consumer finance segment with a wide range of products which include Personal loans, Vehicle loans (car, two-wheeler and commercial), Home loans, Loan against property and SME loans.

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is now ranked among the 20 most valuable private companies in India.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs.3,00,000 crores (US$ 76 billion), net worth in excess of Rs. 45,000 crores (US$ 11.5 billion), cash flows of Rs. 11,000 crores (US$ 2.8 billion), net profit of Rs. 7,000 crores (US$ 1.7 billion) and zero net debt.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, consumer finance and other activities in financial services.

TIME : 24/01/2008 13:42
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE, TIME	24/01 13:41
FAX NO./NAME	922723121
DURATION	00:01:14
PAGE(S)	04
RESULT	OK
MODE	STANDARD ECM

Media release (BSE)

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 24, 2008

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : Secretarial Audit - Integrity of Capital
Ref : SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended December 31, 2007 issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors of our Company, at their Meeting held on January 24, 2008 and was duly noted by the Board.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

cc to: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

dayal and lohia

chartered accountants

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Capital Limited (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	December 31, 2007
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	Reliance Centre' 19, Walchand Hirachand Marg, Mumbai - 400033
7	Telephone & Fax Nos.	Tel. No.: 022 -30327841 & Fax. No.: 022 - 30327202
8	Email address	mohan.vellore@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above	24 56 32 800	99.456
12	Held in dematerialised form in CDSL	29 11 862	01.179
13	Held in dematerialised form in NSDL	23 49 64 866	95.136
14	Physical	77 56 072	03.140

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS MUMBAI

15 Total No. of Shares (12+13+14)

24 56 32 800	99.456

16 Reasons for difference if any, between:

a) (10&11): Forfeiture of Shares

b) (10&15): Forfeiture of Shares

c) (11&15): NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No.of Requests	No. of shares	Reasons for delay
Confirmed After 21 Days	26	465	Delay in receipt of Physical DRFs & Share Certificates from DP.
	38	5 410	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**64**	**5 875**	
Pending for more than 21 days	2	5	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**2**	**5**	

AND LOHIA MUMBAI CHARTERED ACCOUNTANTS

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30327841 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949
		Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

DAYAL AND LOHIA * CHARTERED ACCOUNTANTS * MUMBAI

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : 08.01.2008

END